November 7, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	2020 ChinaCap Acquirco, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 6 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 6, marked to show the changes made from Amendment No. 5 which was filed with the Commission on November 5, 2007. The changes reflected in Amendment No. 6 are intended to disclose the following:

1. An increase in the amount of proceeds of the offering to be placed into escrow to equal 99% of those proceeds, which increase is being effected by an increase in the amount of Insider Warrants being purchased from $2,000,000 to $2,265,000 and by an increase in the underwriters’ deferred compensation from 3.0% to 3.5%.

2. A change in one of the purchasers of the Insider Warrants from George Lu to Surfmax Co-Investments II, LLC (“Surfmax”), which is wholly-owned by Mr. Lu. Mr. Lu is providing Surfmax with the requisite funding for Surfmax to purchase its portion of the Insider Warrants.

3. Elimination of the requirement that payment for the Insider Warrants be delivered into the trust account at least 24 hours prior to the effective date.

The exhibits being filed with this Registration Statement are only being revised to reflect the preceding changes and those described below with respect to the individual exhibits. Except as described in this letter, there are no changes to the exhibits from those filed with previous filings of the Registration Statement.

Exhibit 5.1 has been revised in response to the staff’s comments to expand the law on which we are opining to include relevant portions of the Delaware Constitution and judicial decisions regarding the Delaware General Corporation Law and Delaware Constitution and to include New York law with respect to the warrants.

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962 or fax (312) 460-7962.

Very truly yours,

/s/ Michael Blount

Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson
Ethan Horowitz
G. George Lu
Gary I. Levenstein

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